KUSH BOTTLES, Inc.

1800 Newport Circle

Santa Ana, California 92705

February 14, 2018

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F. Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Kush Bottles, Inc.
Registration Statement on Form S-3
Filed December 5, 2017
File No. 333-221910

Form 10-K for Fiscal Year Ended August 31, 2017
Filed November 28, 2017
File No. 0-55418

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Kush Bottles, Inc., a Nevada corporation (CIK No. 0001604627) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated February 7, 2018 from Pamela A. Long, Assistant Director of the Office of Manufacturing and Construction at the SEC, regarding (i) the Company’s Registration Statement on Form S-3 (File No. 333-221910), as filed with the SEC on December 5, 2017 and amended on January 25, 2018 (the “Form S-3”) and (ii) the Company’s Form 10-K for the fiscal year ended August 31, 2017, as filed with the SEC on November 28, 2017.

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 2 to the Form S-3 with the SEC (“Amendment No. 2”), which is an updated version of the Form S-3.

S-3

General

1.      Disclosure on the prospectus’ front cover page indicates that the aggregate market value of your outstanding voting common stock held by non-affiliates was $282.3 million, based upon a closing sale price of your common stock of $7.30 per share on January 24, 2018, which would translate into approximately 38,671,233 shares of your common stock. Tell us how you arrived at this calculation because public sources such as Yahoo Finance are reporting a significantly lower public float.

Response of the Company:

In response to the Staff’s comment, the Company is attaching its public float calculation as of January 24, 2018 as Exhibit A hereto. Exhibit A also includes the Company’s revised public float calculation as of February 13, 2018, as reported in Amendment No. 2. To the Company’s knowledge, the individuals listed on Exhibit A represent all of the directors, executive officers and greater than 10% owners of the Company’s common stock as of the respective calculation dates. The Company notes that the affiliate ownership figures provided by Yahoo Finance do not reflect (i) the resignation of Ben Wu, the Company’s former Chief Operating Officer, on January 12, 2018, which resulted in Mr. Wu no longer being an affiliate of the Company, (ii) the resignation of Greg Gamet as a director of the Company on December 7, 2016, which resulted in Mr. Gamet no longer being an affiliate of the Company, and (iii) an amendment to the Form 4 filed by Eric Baum on January 25, 2018 to correct a typographical error that overstated Mr. Baum’s ownership. Consequently, the affiliate ownership listed on Yahoo Finance does not reflect the Company’s actual current public float.

United States Securities and Exchange Commission

Division of Corporation Finance

February 14, 2018

Incorporation of Certain Documents by Reference, page 38

2.	Incorporate by reference the Form 8-K filed May 4, 2017 and the Form 8-K/A filed July 6, 2017. See Item 11(b) of Form S-3.

Response of the Company:

In response to the Staff’s comment, the Company has revised Amendment No. 2 to add its Form 8-K filed on May 4, 2017 and its amended Form 8-K filed on July 7, 2017 to the list of documents incorporated by reference into the Registration Statement.

10-K

Note 2 – Acquisition of CMP Wellness, LLC, page F-17

3.	We note that the acquisition of CMP resulted in goodwill that currently accounts for 63% of total assets and 75% of total equity and that this goodwill represents “synergies unique to the Company.” Please expand your disclosure to provide a more thorough discussion of these synergies. Refer to ASC 805-30-50-1.

Response of the Company:

The Company acknowledges the Staff’s comment and hereby undertakes to provide a more thorough description of the synergies resulting from the goodwill realized by the Company in connection with its acquisition of CMP Wellness, LLC (“CMP”) in the Company’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The acquisition of CMP provided the Company with the opportunity to participate in the market for vaping products, which the Company believes is one of the fastest growing consumer product sectors.  This provided the Company with immediate access to this rapidly growing sales channel, which had previously not been penetrated to a great extent by the Company.  The primary synergy opportunity is the ability to cross-sell the Company’s packaging products and marketing solutions to those customers currently purchasing either vaping or traditional packaging products and vice versa.  This is consistent with the Company’s strategy of being a single source of supply to the cannabis industry.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7300 or our attorney, Josef B. Volman, Esq. at (617) 345-3895.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

February 14, 2018

Sincerely,

KUSH BOTTLES, Inc.

By: /s/ Jim McCormick

Jim McCormick

Chief Financial Officer and Chief Operating Officer

cc:	Nicholas Kovacevich, Chairman and Chief Executive Officer of Kush Bottles, Inc. Josef B. Volman, Esq., Burns & Levinson LLP

EXHIBIT A

Public Float Calculations

As of January 24, 2018

Affiliate Name	Relationship	Shares Owned
Nicholas Kovacevich	Chairman and CEO	11,500,000
Jim McCormick	CFO and COO	0
Eric Baum	Director	625,612
Barbara Goodstein	Director	0
Dallas Imbimbo	Director	11,126,601

Total Affiliate Shares		23,252,213
Closing price at 1/24/2018:		$7.30
Total Shares Outstanding at 1/24/2018:		61,922,364
Total Non-Affiliate Shares at 1/24/2018:		38,670,151
Public float at 1/24/2018:		$282,292,102.30

As of February 13, 2018

Affiliate Name	Relationship	Shares Owned
Nicholas Kovacevich	Chairman and CEO	11,500,000
Jim McCormick	CFO and COO	0
Eric Baum	Director	625,612
Barbara Goodstein	Director	0
Donald Hunter	Director	0
Dallas Imbimbo	Director	11,126,601

Total Affiliate Shares		23,252,213
Closing price at 2/13/2018:		$5.65
Total Shares Outstanding at 2/13/2018:		63,450,325
Total Non-Affiliate Shares at 2/13/2018:		40,198,112
Public float at 2/13/2018:		$227,119,332.80